# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11863
Date of event which requires filing of this statement: 01/09/2026
Amends the filing with accession number 0001641172-25-027152
Filed by CIK 0002085245
Persons authorized to receive notices and communications: CHIU Chang-Wei, No. 2A, 255 Des Voeux Road West,, Sai Ying Pun, Hong Kong, Hong Kong, Hong Kong (K3), 000000, 852 84899659

## Reporting persons
- Prosperity Oak Holdings Limited (CIK 0002085245): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 57,965,652; shared voting power 0; sole dispositive power 57,965,652; shared dispositive power 0; aggregate amount beneficially owned 57,965,652 (15.9% of the class); the aggregate amount excludes certain shares
  Comment: 1. Note to Row 1: Mr. CHIU Chang-Wei holds 100% of the voting power of the shares of Prosperity Oak Holdings Limited.
  2. Each of Row 7, 9, and 11 represents 57,965,652 Class A Ordinary Shares held by Prosperity Oak Holdings Limited.
  3. Note to Row 13: The percentage of class of securities beneficially owned by Prosperity Oak Holdings Limited is calculated based on a total of 365,280,890 Class A Ordinary Shares issued and outstanding (consisting of (i) 197,363,156 Class A Ordinary Shares issued and outstanding as reported in the Reporting Person's Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on November 5, 2025; plus (ii) 167,917,734 Class A Ordinary shares issued to certain persons as the consideration of the Transaction (as defined herein below) on January 9, 2026, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on January 13, 2026. The voting power of the shares beneficially owned by Prosperity Oak Holdings Limited represents 5.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by Prosperity Oak Holdings Limited by the voting power of (i) a total of 365,280,890 Class A Ordinary Shares issued and outstanding as described above, and (ii) 24,641,937 Class B1 Ordinary Shares issued and outstanding and 13,362,381 Class B2 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in the Reporting Person's Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on November 5, 2025. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.
- CHIU Chang-Wei: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 57,965,652; shared voting power 0; sole dispositive power 57,965,652; shared dispositive power 0; aggregate amount beneficially owned 57,965,652 (15.9% of the class); the aggregate amount excludes certain shares
  Comment: 1. Note to Row 1: Mr. CHIU Chang-Wei holds 100% of the voting power of the shares of Prosperity Oak Holdings Limited.
  2. Each of Row 7, 9, and 11 represents 57,965,652 Class A Ordinary Shares held by Prosperity Oak Holdings Limited.
  3. Note to Row 13: The percentage of class of securities beneficially owned by Prosperity Oak Holdings Limited is calculated based on a total of 365,280,890 Class A Ordinary Shares issued and outstanding (consisting of (i) 197,363,156 Class A Ordinary Shares issued and outstanding as reported in the Reporting Person's Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on November 5, 2025; plus (ii) 167,917,734 Class A Ordinary shares issued to certain persons as the consideration of the Transaction (as defined herein below) on January 9, 2026, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on January 13, 2026). The voting power of the shares beneficially owned by Prosperity Oak Holdings Limited represents 5.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by Prosperity Oak Holdings Limited by the voting power of (i) a total of 365,280,890 Class A Ordinary Shares issued and outstanding as described above, and (ii) 24,641,937 Class B1 Ordinary Shares issued and outstanding and 13,362,381 Class B2 Ordinary Shares issued and outstanding as of June 27, 2025, the Reporting Person's Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on November 5, 2025. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11863

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 3, 2025, the Issuer, the Reporting Person, Apex Cyber Capital Limited and certain other party (the "Second Tranche Selling Parties") entered into an asset-purchase agreement (as amended from time to time, the "Second Tranche Agreement"). Under the agreement, subject to certain closing conditions, the Issuer will acquire mining infrastructure and computational capacity with a combined hash rate of approximately 8.19 EH/s and will issue an aggregate of up to 314,515,762 Class A ordinary shares as consideration to the Second Tranche Selling Parties and/or the sellers that they procure.

On January 9, 2026, the Issuer and the Second Tranche Selling Parties entered into an Amendment to the Second Tranche Agreement (the "Second Amendment"), which provided that the closing with respect to the computational capacity and the mining infrastructure may take place separately. The combined hash rate acquired or to be acquired by the Issuer under the Second Tranche Agreement as amended by the Second Amendment remains approximately 8.19 EH/s (the "Transaction"). Pursuant to the amended Second Tranche Agreement and upon the initial closing of the Transaction on January 9, 2026, the Issuer has issued an aggregate of 167,917,734 Class A ordinary shares to the sellers that the Second Tranche Selling Parties procure. Upon the subsequent closing of the Transaction, the Issuer will issue the unlisted interest-free convertible notes, which subject to the terms and conditions therein, are convertible into up to 146,598,028 Class A ordinary shares. Such convertible notes are not included in the beneficial ownership reporting in this amendment, as such documents have not been substantially finalized.

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Other than as set forth in this Schedule 13D, no Reporting Person has any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1.1 of Appendix A, dated November 3, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-42160), filed with Securities and Exchange Commission on November 3, 2025)

99.3 The Amendment to the On-rack Sales and Purchase Agreement, dated January 9, 2025

## Signatures
- Prosperity Oak Holdings Limited: /s/ CHIU Chang-Wei, CHIU Chang-Wei/Director (01/15/2026)
- CHIU Chang-Wei: /s/ CHIU Chang-Wei, CHIU Chang-Wei (01/15/2026)